File No. 812-13543

UNITED STATES OF AMERICA

SECURITIES EXCHANGE COMMISSION

WASHINGTON, DC 20549

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION

17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940,

AS AMENDED, FOR AN ORDER PERMITTING THE PROPOSED TRANSACTIONS

In the Matter of:

FORWARD FUNDS

on behalf of its series:

ACCESSOR AGGRESSIVE GROWTH ALLOCATION FUND

ACCESSOR BALANCED ALLOCATION FUND

ACCESSOR GROWTH FUND

ACCESSOR GROWTH ALLOCATION FUND

ACCESSOR GROWTH AND INCOME ALLOCATION FUND

ACCESSOR HIGH YIELD BOND FUND

ACCESSOR INCOME ALLOCATION FUND

ACCESSOR INCOME AND GROWTH ALLOCATION FUND

ACCESSOR INTERMEDIATE FIXED-INCOME FUND

ACCESSOR INTERNATIONAL EQUITY FUND

ACCESSOR MORTGAGE SECURITIES FUND

ACCESSOR SHORT-INTERMEDIATE FIXED-INCOME FUND

ACCESSOR SMALL TO MID CAP FUND

ACCESSOR STRATEGIC ALTERNATIVES FUND

ACCESSOR U.S. GOVERNMENT MONEY FUND

ACCESSOR VALUE FUND

FORWARD MANAGEMENT, LLC

March 5, 2009

Written or oral communications regarding this Amendment and Restatement should be addressed to:

Mary Curran, Esq.

Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

(415) 869-6317

- with copies to -

Douglas P. Dick, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

(202) 261-3305

This Amendment and Restatement (including Exhibits) consists of 30 pages.

The Exhibit Index is on page 30.

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BEFORE THE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:

FORWARD FUNDS

on behalf of its series:

ACCESSOR AGGRESSIVE GROWTH ALLOCATION FUND

ACCESSOR BALANCED ALLOCATION FUND

ACCESSOR GROWTH FUND

ACCESSOR GROWTH ALLOCATION FUND

ACCESSOR GROWTH AND INCOME ALLOCATION FUND

ACCESSOR HIGH YIELD BOND FUND

ACCESSOR INCOME ALLOCATION FUND

ACCESSOR INCOME AND GROWTH ALLOCATION FUND

ACCESSOR INTERMEDIATE FIXED-INCOME FUND

ACCESSOR INTERNATIONAL EQUITY FUND

ACCESSOR MORTGAGE SECURITIES FUND

ACCESSOR SHORT-INTERMEDIATE FIXED-INCOME FUND

ACCESSOR SMALL TO MID CAP FUND

ACCESSOR STRATEGIC ALTERNATIVES FUND

ACCESSOR U.S. GOVERNMENT MONEY FUND

ACCESSOR VALUE FUND

FORWARD MANAGEMENT, LLC

433 California Street, 11th Floor

San Francisco, CA 94104

File No. 812-13543

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER PERMITTING THE PROPOSED TRANSACTIONS

FORWARD FUNDS, on behalf of its series, ACCESSOR AGGRESSIVE GROWTH ALLOCATION FUND, ACCESSOR BALANCED ALLOCATION FUND, ACCESSOR GROWTH FUND, ACCESSOR GROWTH ALLOCATION FUND,

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ACCESSOR GROWTH AND INCOME ALLOCATION FUND, ACCESSOR HIGH YIELD BOND FUND, ACCESSOR INCOME ALLOCATION FUND, ACCESSOR INCOME AND GROWTH ALLOCATION FUND, ACCESSOR INTERMEDIATE FIXED-INCOME FUND, ACCESSOR INTERNATIONAL EQUITY FUND, ACCESSOR MORTGAGE SECURITIES FUND, ACCESSOR SHORT-INTERMEDIATE FIXED-INCOME FUND, ACCESSOR SMALL TO MID CAP FUND, ACCESSOR STRATEGIC ALTERNATIVES FUND, ACCESSOR U.S. GOVERNMENT MONEY FUND and ACCESSOR VALUE FUND; FORWARD MANAGEMENT, LLC (“Forward Management”) (collectively, the “Applicants”); and each existing or future registered open-end management investment company or series thereof that is part of the same “group of investment companies” as Forward Funds (the “Trust”) under Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”), and is advised by Forward Management or any entity controlling, controlled by, or under common control with Forward Management (such investment companies or series thereof, collectively with the Trust and its series, the “Funds”)1, hereby further amend and restate their application (the “Application”) for an order under Section 17(d) of and Rule 17d-1 under the 1940 Act, to permit expense sharing arrangements described in this second amended and restated Application (unless otherwise noted, all references to the “Application” herein refer to the Application as amended and restated herein).

I.	INTRODUCTION

The term “Top-Tier Funds” refers to six series of the Trust (Accessor Aggressive Growth Allocation Fund, Accessor Balanced Allocation Fund, Accessor Growth Allocation

[1]

All entities that currently intend to rely on the order have been named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

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Fund, Accessor Growth and Income Allocation Fund, Accessor Income Allocation Fund and Accessor Income and Growth Allocation Fund), and any other Fund that invests substantially all of its assets in the Underlying Funds (as defined below). To the extent permitted by the 1940 Act, any exemptive rule promulgated thereunder or any exemptive order issued thereunder, a Top-Tier Fund may not only invest in other Funds but may also invest in securities other than Government securities and short-term paper, and other financial instruments (collectively, “Other Assets”). No Top-Tier Fund will invest in another Top-Tier Fund.

Each Fund in which a Top-Tier Fund may invest is hereinafter referred to individually as an “Underlying Fund” and collectively as “Underlying Funds.” Each Underlying Fund in which the Top-Tier Funds currently invest or plan to invest is listed as an Applicant. The Top-Tier Funds shall not be Underlying Funds.

II.	APPLICANTS

The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the 1940 Act. The Trust currently consists of 34 separate series (six of which are Top-Tier Funds (as defined above) and ten of which, Accessor Growth Fund, Accessor High Yield Bond Fund, Accessor Intermediate Fixed-Income Fund, Accessor International Equity Fund, Accessor Mortgage Securities Fund, Accessor Short-Intermediate Fixed-Income Fund, Accessor Small to Mid Cap Fund, Accessor Strategic Alternatives Fund, Accessor U.S. Government Money Fund and Accessor Value Fund, are Underlying Funds), each constituting a different investment portfolio with its own separate investment objectives and policies.2 The shares of beneficial

[2]

Each of the Top-Tier Funds and each of the Underlying Funds listed as an Applicant are successor mutual funds to previously operational funds with the same respective names (each a “Predecessor Accessor Fund”), which were series of a separate legal entity called Accessor Funds, Inc., a Maryland corporation. Upon obtaining the approval of the

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interest of each series issued by the Trust are or will be registered under the Securities Act of 1933 (“1933 Act”). A majority of the Trust’s board of trustees (the “Board”) consists of trustees who are not “interested trustees,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust (“Independent Trustees”).

Forward Management is organized as a Delaware limited liability company and serves as the investment adviser and/or manager and the transfer agent for the Funds. Forward Management is the adviser to Accessor Strategic Alternatives Fund and Accessor U.S. Government Money Fund, two of the Underlying Funds; otherwise unaffiliated investment organizations (“Money Managers”) serve as the sub-advisers to the other ten Underlying Funds. Forward Management and the Money Managers are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

III.	STATEMENT OF FACTS

A.	Underlying Funds

Although individual investors can acquire shares of one of more of the Underlying Funds directly from the Trust, shares are acquired predominantly through financial intermediaries such as banks, broker-dealers and registered investment advisers (collectively, “Service Organizations”), and principally as components of asset allocation programs designed to assist the investor to allocate his/her assets among style specific funds. The Trust conducts no general or ongoing “retail” promotional efforts on behalf of the Underlying Funds (i.e., they do not advertise or engage in mass mailings to the general public); and the Underlying Funds have few features common to retail funds (e.g., Accessor shareholders of each Predecessor Accessor Fund on August 19, 2008, each Predecessor Accessor Fund was reorganized into the corresponding Top-Tier Fund or Underlying Fund, as applicable, with the same respective name effective September 1, 2008.

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U.S. Government Money Fund offer no “check-writing” option). In addition, shares of the Underlying Funds are offered and distributed to investors either through Service Organizations, as noted above, or directly by the Trust and, therefore, the Underlying Funds do not have a principal underwriter.

Each Underlying Fund offers at least two classes of shares (each of which may be purchased through Service Organizations or directly from the Trust) in accordance with Rule 18f-3 under the 1940 Act:

1. Advisor Class: With the exception of Accessor U.S. Government Money Fund, Advisor Class shares bear no sales charges and pay no distribution or shareholder service (Rule 12b-1) or administrative service fees. Advisor Class shares of Accessor U.S. Government Money Fund also bear no sales charges and pay no distribution or shareholder service (Rule 12b-1) fee, but may pay up to 25 basis points in administrative service fees.

2. Investor Class: With the exception of Accessor U.S. Government Money Fund, Investor Class shares bear no sales charges and pay no administrative service fees, but pay to Service Organizations up to 25 basis points in distribution or shareholder service (Rule 12b-l) fees. Investor Class shares of Accessor U.S. Government Money Fund bear no sales charges, but pay to Service Organizations up to 25 basis points in distribution or shareholder service (Rule 12b-l) fees and up to 25 basis points in administrative service fees.

Each Underlying Fund offers C Class shares, with the exception of Accessor Strategic Alternatives Fund, which does not offer C Class shares. C Class shares of each Underlying Fund offering such share class, except for Accessor U.S. Government Money Fund, pay no administrative service fees, but bear a contingent deferred sales charge of 100 basis points and pay to Service Organizations up to 100 basis points in distribution or

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shareholder service (Rule 12b-1) fees. C Class shares of Accessor U.S. Government Money Fund bear no sales charges, but pay to Service Organizations up to 100 basis points in distribution or shareholder service (Rule 12b-1) fees and up to 25 basis points in administrative service fees.

Each Underlying Fund also offers A Class shares, with the exception of Accessor Intermediate Fixed-Income Fund, Accessor Mortgage Securities Fund and Accessor Strategic Alternatives Fund, which do not offer A Class shares. A Class shares of Accessor Growth Fund, Accessor International Equity Fund, Accessor Small to Mid Cap Fund and Accessor Value Fund bear a sales charge of 575 basis points and pay to Service Organizations up to 35 basis points in distribution or shareholder service (Rule 12b-1) fees. A Class shares of Accessor High Yield Bond Fund and Accessor Short-Intermediate Fixed-Income Fund bear a sales charge of 475 basis points and pay to Service Organizations up to 25 basis points in distribution or shareholder service (Rule 12b-1) fees. A Class shares of Accessor U.S. Government Money Fund bear no sales charges but pay to Service Organizations up to 25 basis points in distribution or shareholder service (Rule 12b-1) fees. With the exception of Accessor U.S. Government Money Fund, A Class shares pay no administrative service fees. A Class shares of Accessor U.S. Government Money Fund pay up to 25 basis points in administrative service fees.

In addition, Accessor U.S. Government Money Fund offers Institutional Class shares. Institutional Class shares of Accessor U.S. Government Money Fund bear no sales charges and pay no distribution or shareholder service (Rule 12b-1) or administrative service fees.

In addition to the Rule 12b-1 and/or administrative fees identified above, the Underlying Funds have and bear the following costs and expenses:

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1. Management Fee: Each Underlying Fund pays Forward Management an annual management fee for providing investment management and administration services, including oversight of all Money Managers, provision of office space, equipment and certain personnel, and supervision of third party services. The management fees are based on a percentage of each Underlying Fund’s average daily net assets.

2. Money Manager Fees: Each Underlying Fund (other than Accessor Strategic Alternatives Fund and Accessor U.S. Government Money Fund) also pays a fee to an independent, otherwise unaffiliated Money Manager for managing the Underlying Fund’s assets. The Money Manager fees for Accessor Growth Fund, Accessor Small to Mid Cap Fund and Accessor Value Fund consist of a base fee and an annualized performance fee based on the performance of the Underlying Fund compared to the performance of its benchmark index. The Money Manager fees for Accessor High Yield Bond Fund, Accessor Intermediate Fixed-Income Fund, Accessor International Equity Fund, Accessor Mortgage Securities Fund and Accessor Short-Intermediate Fixed-Income Fund are based on a percentage of each Underlying Fund’s average daily net assets. Each Money Manager provides day-to-day portfolio management services to the Underlying Fund subject to the general oversight of Forward Management. Accessor Strategic Alternatives Fund and Accessor U.S. Government Money Fund, for which Forward Management is the adviser, pay no Money Manager fee.

3. Transfer Agent Fee: Forward Management provides transfer agent, registrar and dividend disbursing agent and other “shareholder services” (e.g., the maintenance, including staffing, of “800” telephone access) to each

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Underlying Fund pursuant to a Transfer Agency and Administrative Agreement between Forward Management and the Funds (the “Transfer Agency Agreement”). Forward Management also provides certain administrative (e.g., blue sky registration) and recordkeeping services under the Transfer Agency Agreement. For providing these services, Forward Management receives (i) a fee based on a percentage of the average daily net assets of each Underlying Fund, and (ii) specified transaction fees. Forward Management is also reimbursed by the Trust for certain out-of-pocket expenses including postage, taxes, wire transfer fees, stationery and telephone expenses. Unlike the transfer agent fee structure for many mutual funds which consist primarily of a fixed-dollar per account annual fee and transaction fees, the Underlying Funds’ transfer agent fee is primarily an asset-based fee with additional transaction fees.

4. Other Operating Expenses: Each Underlying Fund pays fees to trustees and pays unaffiliated entities for custody, fund accounting, audit, legal, printing, insurance and other customary operating needs and services, as well as federal and state securities registration fees. All of these expenses of the Underlying Funds are fund-wide except that certain SEC and state securities registration fees are class specific. In addition, each class of shares of each Underlying Fund bears its specific distribution (Rule 12b-l) and/or administrative service fees noted above.3

[3]

Applicants reserve the right in the future to allocate transfer agency expenses, state securities registration fees, custodial fees, and any other expense specifically to an individual class of shares subject to compliance with the requirements of the 1940 Act.

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B.	Top-Tier Funds

Each Top-Tier Fund currently invests in a combination of Advisor Class shares of the Underlying Funds with target percentage allocations among the Underlying Funds. The allocations will be maintained and rebalanced periodically, principally through the use of cash flows in an effort to minimize the realization of capital gains. Because the Advisor Class shares of the Underlying Funds bear no distribution or shareholder service (Rule 12b-1) or administrative service fees (with the exception of the Accessor U.S. Government Money Fund which may pay up to 25 basis points in administrative service fees4), there is no duplication of these fees at the Top-Tier Fund level.5

Each Top-Tier Fund offers four classes of shares (each of which may be purchased through Service Organizations or directly from the Trust) in accordance with Rule 18f-3 under the 1940 Act:

1. Advisor Class: Advisor Class shares of each Top-Tier Fund bear no sales charges and pay no distribution or shareholder service (Rule 12b-1) or administrative service fees.

2. Investor Class: Investor Class shares of each Top-Tier Fund bear no sales charge and pay no administrative service fees, but pay to Service Organizations up to 25 basis points in distribution or shareholder service (Rule 12b-l) fees.

[4]

Because none of the share classes offered by the Top-Tier Funds bear any administrative service fees, there is no duplication of the administrative service fees which may be paid by Accessor U.S. Government Money Fund at the Top-Tier Fund level.

[5]

Applicants reserve the right in the future to change the class of shares of the Underlying Funds in which each Top-Tier Fund invests. Regardless of which class of shares of the Underlying Funds each Top-Tier Fund may invest, the Applicants represent that duplicative fees will not be paid for the same service at both the Top-Tier Fund and Underlying Fund levels.

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3. C Class: C Class shares of each Top-Tier Fund pay no administrative service fees, but bear a contingent deferred sales charge of 100 basis points and pay to Service Organizations up to 100 basis points in distribution or shareholder service (Rule 12b-1) fees.

4. A Class: With the exception of Accessor Income Allocation Fund, A Class shares of each Top-Tier Fund pay no administrative service fees, but bear a sales charge of 575 basis points and pay to Service Organizations up to 35 basis points in distribution or shareholder service (Rule 12b-1) fees. A Class shares of Accessor Income Allocation Fund also bear no administrative service fee, but bear a sales charge of 475 basis points and pay to Service Organizations up to 25 basis points in distribution or shareholder service (Rule 12b-1) fees.

In addition to the Rule 12b-1 fees identified above, the Top-Tier Funds have and bear the following costs and expenses:

1. Management Fee: Each Top-Tier Fund pays Forward Management an annual management fee to compensate Forward Management for maintaining and managing and providing investment management services to the Top-Tier Funds, including the rebalancing of their portfolios. There are no Money Managers for the Top-Tier Funds.

2. No asset-based transfer agent fee will be charged at the Top-Tier Fund level, although transaction fees will be imposed.

3. Other Operating Expenses: The operation of each Top-Tier Fund requires the expenditure of money to pay a variety of operating expenses for: SEC and state securities registration; fund accounting; printing and postage for prospectuses and periodic reports to existing shareholders; legal, audit and custody services; insurance; trustees fees; and other miscellaneous expenses. In

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the first instance and absent the arrangements discussed below, all of these expenses of the Top-Tier Funds are fund-wide except for certain SEC and state securities registration fees and the class-specific distribution (Rule 12b-l) fees noted above.6

IV.	THE PROPOSED TRANSACTIONS

The Top-Tier Funds have been designed to satisfy the demand of investors for a simple and cost-effective means of obtaining professional investment allocation of their assets among a diversified group of Funds. Each Top-Tier Fund, pursuant to its fundamental investment objective and its policies, is currently expected to invest almost exclusively in the shares of specified Underlying Funds, although a Top-Tier Fund may in the future invest in Other Assets as well as Underlying Funds to the extent permitted by the Act, any exemptive rule promulgated thereunder or any exemptive order issued thereunder.

Each Top-Tier Fund currently offers multiple classes of shares in reliance on Rule 18f-3 under the 1940 Act. Each Underlying Fund offers multiple classes of shares in reliance on Rule 18f-3 under the 1940 Act.

Each Top-Tier Fund invests in Advisor Class shares of the Underlying Funds, which may be purchased only through Service Organizations or directly from the Trust. Advisor Class shares are not subject to sales charges and pay no distribution or shareholder service (Rule 12b-1) or administrative service fees (with the exception of the Accessor U.S. Government Money Fund which may pay up to 25 basis points in administrative service fees). As a shareholder of the Underlying Funds, each Top-Tier

[6]

Applicants reserve the right in the future to allocate state securities registration fees, custodial fees, and any other expense specifically to an individual class of shares subject to compliance with the requirements of the 1940 Act.

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Fund will indirectly bear its pro rata share of the management fees charged to, and other expenses incurred by, the Underlying Funds.

The order sought hereby, if granted, would provide the flexibility for all expenses of the Top-Tier Funds, including both class-based and fund-wide expenses (with the exception of: (i) investment management fees paid to Forward Management; (ii) Rule 12b-1 fees; and (iii) class-specific administrative service fees), to be paid in accordance with a special servicing agreement (“Special Servicing Agreement”) between Forward Management and the Trust.7 The Board has approved the Trust’s entry into the Special Servicing Agreement subject to their receipt of the appropriate Commission order before expenses may be paid in accordance with the Special Servicing Agreement. Under the Special Servicing Agreement, each Underlying Fund will bear expenses of a Top-Tier Fund in proportion to the estimated benefit to the Underlying Fund arising from the purchase of its shares by the Top-Tier Fund. The amount of expenses for services charged to a Top-Tier Fund that may be paid by an Underlying Fund (“Underlying Fund Payments”) will be less than the amount of the benefits realized or expected to be realized by the Underlying Fund from the investment in the Underlying Fund by the Top-Tier Fund (“Underlying Fund Benefits”). Such Underlying Fund Benefits are expected to result primarily from the incremental increase in assets

[7]

The Special Servicing Agreement does not, however, cover non-recurring, extraordinary expenses. Such expenses include: the fees and costs of actions, suits or proceedings and any penalties, damages or payments in settlement in connection therewith, which the Top-Tier Funds and/or a Top-Tier Fund may incur directly, or may incur as a result of its legal obligation to provide indemnification to its officers, trustees and agents; the fees and costs of any governmental investigation and any fines or penalties in connection therewith; and any federal, state or local tax, or related interest, penalties or additions to tax, incurred, for example, as a result of the Top-Tier Fund’s failure to distribute all of its earnings, failure to qualify under subchapter M of the Internal Revenue Code, or failure to file in a timely manner any required tax returns or other filings. Generally, such expenses will be borne by all of the Top-Tier Funds, pro-rata according to each Top-Tier Fund’s total assets, except where such expenses relate only to one or more specific Top-Tier Funds (or class(es) of shares thereof), in which event such expenses shall be borne solely by that (those) applicable Top-Tier Fund(s) or class(es) of shares thereof.

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resulting from investments in the Underlying Funds by the Top-Tier Funds, and the large asset size of each shareholder account that represents an investment by a Top-Tier Fund relative to other shareholder accounts. A shareholder account that represents a Top-Tier Fund will experience fewer shareholder transactions and greater predictability of transaction activity than other shareholder accounts. As a result, the shareholder servicing costs to any Underlying Fund for servicing one account registered to a Top-Tier Fund will be significantly less than the cost to that same Underlying Fund of servicing the same pool of assets contributed by a large group of shareholders owning relatively small accounts in one or more Underlying Funds. In addition, by reducing Top-Tier Fund expenses, the Special Servicing Agreement may lead to increased assets being invested in the Top-Tier Funds, which in turn would lead to increased assets being invested in the Underlying Funds, which could enable the Underlying Funds to control and reduce their expense ratios because their operating expenses will be spread over a larger asset base.

As noted earlier, the transfer agent fee for each Underlying Fund listed as an Applicant is primarily an asset-based fee, and there is no transfer agent fee charged for each Top-Tier Fund listed as an Applicant. However, to the extent that any additional or future Funds intend to rely on the order being sought hereby and such Funds incur transfer agency expenses on a fixed fee per account basis, in estimating the Underlying Fund Benefits from having investors invest in such Underlying Funds indirectly through a single investment in a Top-Tier Fund, each such Underlying Fund will be deemed to have been realizing the same reduction in transfer agency expenses in instances where a transfer agency expense is commonly incurred based on a fixed fee per account. It is common that many out-of-pocket transfer agency expenses incurred by a fund of funds, such as omnibus accounting, networking, sub-accounting, recordkeeping, reporting and transaction processing services, are calculated based on a fixed fee per account. Investment by a fund of funds in an

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underlying fund often eliminates the same number of additional sub-accounts in the underlying fund and, therefore, often results in the elimination of an equal dollar amount of sub-accounting expenses for the underlying fund in instances where such expenses are calculated based on a fixed fee per account. Although not currently applicable to each Fund listed as an Applicant given their transfer agency expense structure, to the extent that any additional or future Funds intend to rely on the order being sought hereby and such Funds incur transfer agency expenses on a fixed fee per account basis, no Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement provides that, in instances where transfer agent expenses are calculated based on a fixed fee per account, no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including sub-accounting expenses and other out-of-pocket expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including sub-accounting expenses and other out-of-pocket expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Fund’s investment in the Underlying Fund will be excluded).

Notwithstanding the general treatment of those types of transfer agency (including recordkeeping and sub-accounting) expenses discussed in the preceding paragraph, certain Underlying Funds may benefit from investment by a Top-Tier Fund to a greater degree than other Underlying Funds, because they experience a higher level of investment and, therefore, have the ability to spread their operating expenses over a larger asset base. As a result, each Underlying Fund will bear non-transfer agency, asset-based expenses of a Top-Tier Fund in proportion to the average daily value of its shares owned by the Top-Tier Fund. In addition, each Underlying Fund will bear recordkeeping and sub-accounting expenses of a Top-Tier Fund that are assessed as a percentage of net assets in proportion to the average daily value of its shares owned by the Top-Tier Fund.

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To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of a Top-Tier Fund, conditions 1 through 5 below must be met with respect to each class of a Fund as well as the Fund as a whole.

No Fund will enter into the Special Servicing Agreement unless the Special Servicing Agreement: (1) precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments; (2) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments, except for bona fide transfer agent services approved by the Board of the Underlying Fund, including a majority of the Independent Trustees; (3) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; (4) provides that, in instances where transfer agent expenses are calculated based on a fixed fee per account, no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including sub-accounting expenses and other out-of-pocket expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including sub-accounting expenses and other out-of-pocket expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Fund’s investment in the Underlying Fund will be excluded); and (5) has been approved by the Fund’s Board including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

In approving the Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation: (1) the reasons for the Underlying Fund’s entering into the Special Servicing Agreement; (2) information quantifying the Underlying Fund

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Benefits; (3) the extent to which investors in the Top-Tier Fund could have purchased shares of the Underlying Fund; (4) the extent to which an investment in the Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds; (5) the extent to which the expense ratio of the Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund’s expense ratio; (6) the reasonably foreseeable effects of participation in the Special Servicing Agreement on the Underlying Fund’s expense ratio; and (7) any conflicts of interest that Forward Management, any affiliated person of Forward Management, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

Prior to approving the Special Servicing Agreement on behalf of an Underlying Fund, the Board of the Underlying Fund, including a majority of the Independent Trustees, will determine that: (1) the Underlying Fund Payments under the Special Servicing Agreement are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Fund had instead purchased shares of the Underlying Fund through the same Service Organization; (2) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and (3) by entering into the Special Servicing Agreement, the Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by the Underlying Fund.

Approval by the Fund’s Board, including a majority of the Independent Trustees, in accordance with conditions 1 through 4 below, will be required at least annually after

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the Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

V.	ANALYSIS OF PROPOSED TRANSACTION AND APPLICABLE LAW

A.	Legal Framework

1.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (…), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) provides for the prohibition of certain of such transactions and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Forward Management, as investment adviser, is an affiliated person of each of the Underlying Funds and Top-Tier Funds, which in turn could be deemed to be under common control of Forward Management and therefore affiliated persons of each other. The Top-Tier Funds and the Underlying Funds also may be affiliated persons by virtue of

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a Top-Tier Fund’s ownership of more than 5% of the outstanding voting securities of an Underlying Fund. Consequently, the Special Servicing Agreement could be deemed to be a joint transaction among the Top-Tier Funds, the Underlying Funds and Forward Management.

Applicants believe that the proposed expense sharing arrangements are structured to assure that the participation of the Top-Tier Funds, the Underlying Funds and Forward Management is consistent with the provisions, policies and purposes of the 1940 Act. Applicants further believe that the terms of the Special Servicing Agreement and the conditions set forth below will ensure that no participant will participate on a basis less advantageous from that of the other participants. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed expense sharing arrangements.

Based on fund expense experience and conservative projections as to the expected long-term investment nature of the Top-Tier Funds’ shareholders, it is expected that the Top-Tier Funds will generate Underlying Fund Benefits. Such Underlying Fund Benefits are due primarily to the greatly reduced variable (shareholder servicing) expenses and trading activity which result from the incremental increase in assets resulting from investments in the Underlying Funds by the Top-Tier Funds, and the large asset size of each shareholder account that represents an investment by a Top-Tier Fund relative to other shareholder accounts. The Special Servicing Agreement is intended to rationalize the allocation of expenses between the Top-Tier Funds and the Underlying Funds in light of the substantial benefits that the Underlying Funds realize as a result of the investment by the Top-Tier Funds.

The Top-Tier Funds and the Underlying Funds will participate in the arrangement on the same, or substantially the same, basis. The terms of the Special

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Servicing Agreement and the conditions of the requested order will serve to ensure that there is a direct connection between the expense reductions to the Underlying Funds and the expenses borne by the Underlying Funds under the Special Servicing Agreement. Under the Special Servicing Agreement, the Underlying Funds will bear the expenses of the Top-Tier Funds, excluding any management, 12b-1 plan or class-specific administrative service fees, only to the extent that: (1) the Underlying Fund Payments are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Funds had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary; (2) the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; and (3) in instances where transfer agent expenses are calculated based on a fixed fee per account, no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including sub-accounting expenses and other out-of-pocket expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including sub-accounting expenses and other out-of-pocket expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Fund’s investment in the Underlying Fund will be excluded). Finally, the Underlying Fund Payments will be subject to review and approval by that Underlying Fund’s Board, including a majority of the Independent Trustees.

Participation of Forward Management in the expense sharing arrangement will not be on a basis more advantageous than that of the Top-Tier Funds or the Underlying Funds. In particular, the Special Servicing Agreement will provide that no affiliated person of the Top-Tier Fund, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments, except for bona fide transfer agent services approved by the Board of the Underlying Fund, including a majority of the

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Independent Trustees. In addition, the Board of an Underlying Fund, in approving a Special Servicing Agreement will consider any conflicts of interest that Forward Management, any affiliated person of Forward Management, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

2.	Applicable Precedent

The proposed expense sharing arrangements described in this Application are within applicable precedent. The Commission has granted relief similar to that sought in this Application.8

VI.	CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement:

(a) precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments;

(b) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund

[8]

See, e.g., In the matter of MFS Series Trust X, Investment Company Act Release Nos. 27662 (January 17, 2007) (notice) and 27698 (February 13, 2007) (order); In the matter of Accessor Funds, Inc. and Accessor Capital Management LP, Investment Company Act Release Nos. 25118 (August 21, 2001) (notice) and 25159 (September 18, 2001) (order); Frank Russell Investment Company, et al., Investment Company Act Release Nos. 23635 (January 7, 1999) (notice) and 23676 (February 2, 1999) (order); Mitchell Hutchins Portfolios, Investment Company Act Release Nos. 23197 (May 20, 1998) (notice) and 23252 (June 16, 1998) (order); In the matter of New England Funds, L.P., et al., Investment Company Act Release Nos. 23116 (April 15, 1998) (notice) and 23181 (May 12, 1998) (order).

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Payments, except for bona fide transfer agent services approved by the Board of the Underlying Fund, including a majority of the Independent Trustees;

(c) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds;

(d) provides that, in instances where transfer agent expenses are calculated based on a fixed fee per account, no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including sub-accounting expenses and other out-of-pocket expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including sub-accounting expenses and other out-of-pocket expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund’s average per account transfer agent expense, the Top-Tier Fund’s investment in the Underlying Fund will be excluded); and

(e) has been approved by the Fund’s Board, including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

2. In approving a Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation:

(a) The reasons for the Underlying Fund’s entering into the Special Servicing Agreement;

(b) Information quantifying the Underlying Fund Benefits;

(c) The extent to which investors in the Top-Tier Fund could have purchased shares of the Underlying Fund;

(d) The extent to which an investment in the Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or

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otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds;

(e) The extent to which the expense ratio of the Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund’s expense ratio;

(f) The reasonably foreseeable effects of participation in the Special Servicing Agreement on the Underlying Fund’s expense ratio; and

(g) Any conflicts of interest that Forward Management, any affiliated person of Forward Management, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund’s participation in the Special Servicing Agreement.

3. Prior to approving a Special Servicing Agreement on behalf of an Underlying Fund, the Board of the Underlying Fund, including a majority of Independent Trustees, will determine that:

(a) the Underlying Fund Payments under the Special Servicing Agreement are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Fund had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary;

(b) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and

(c) by entering into the Special Servicing Agreement, the Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by the Underlying Fund.

4. In approving a Special Servicing Agreement, the Board of a Fund will request and evaluate, and Forward Management will furnish, such information as may reasonably

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be necessary to evaluate the terms of the Special Servicing Agreement and the factors set forth in condition 2 above, and make the determinations set forth in conditions 1 and 3 above.

5. Approval by the Fund’s Board, including a majority of the Independent Trustees, in accordance with conditions 1 through 4 above, will be required at least annually after the Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

6. To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of a Top-Tier Fund, conditions 1 through 5 above must be met with respect to each class of a Fund as well as the Fund as a whole.

7. Each Fund will maintain and preserve the Board’s findings and determinations set forth in conditions 1 and 3 above, and the information and considerations on which they were based, for the duration of the Special Servicing Agreement, and for a period not less than six years thereafter, the first two years in an easily accessible place.

VII.	REQUEST FOR ORDER

Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting Applicants to participate in the expense sharing arrangement described herein.

XIII.	COMMUNICATIONS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Please direct any questions and send copies of communications to this Application to:

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Mary Curran, Esq.

Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

(415) 869-6317

with copies of any written communication to:

Douglas P. Dick, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

(202) 261-3305

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	AUTHORIZATION

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of each Fund and the boards of directors of Forward Management have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder for an Order permitting the proposed expense sharing arrangements described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Trust and Forward Management by the undersigned officers of the Trust and Forward Management have been complied with and each such officer is fully authorized to do so.

[Remainder of Page Intentionally Left Blank]

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SIGNATURES

Forward Funds has caused this Application to be duly signed by the undersigned in the City of San Francisco in the State of California on this 5th day of March, 2009.

FORWARD FUNDS

By:	/s/ J. Alan Reid
	Name:	J. Alan Reid
	Title:	President

Forward Management, LLC has caused this Application to be duly signed by the undersigned in the City of San Francisco in the State of California on this 5th day of March, 2009.

FORWARD MANAGEMENT, LLC

By:	/s/ Mary Curran
	Name:	Mary Curran
	Title:	Secretary

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VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 5, 2009 for and on behalf of Forward Funds; that he is the President of such company; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ J. Alan Reid
Name: J. Alan Reid

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VERIFICATION

The undersigned states that she has duly executed the attached Application dated March 5, 2009 for and on behalf of Forward Management, LLC; that she is the Secretary of such company; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary Curran
Name: Mary Curran

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EXHIBIT INDEX

The following materials were included in the Application filed on July 3, 2008 and are herein incorporated by reference and remain in effect:

Exhibit
Resolutions of the Trust and Forward Management Authorizing Exemptive Application	N/A

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